United States
SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5



SEC FILE NUMBER
8-35853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (DO NOT USE P.O. BOX. NO.)

4800 North Federal Highway, Suite 303A
(No. and Street)

Boca Raton, FL 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton 561-416-9555
(Area Code - Telephone No.)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman 301-652-9100
(Name - if individual, state last, first, middle name)

4520 East West Hwy Bethesda MD 20814-3319
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(2-89)

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public



REGINA E. HILL
Notary Public - State of Florida
My Commission Expires Jun 26, 2005
Commission # DD021231

Regina E. Hill
Feb. 15, 2002

This report II contains (check all applicable boxes):

- [XX] (a) Facing page.
- [XX] (b) Statement of Financial Condition.
- [XX] (c) Statement of Income (Loss).
- [XX] (d) Statement of Changes in Financial Condition. (Statement of cash flows)
- [XX] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [XX] (g) Computation of Net Capital.
- [XX] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [XX] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [XX] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- [XX] (l) An Oath or Affirmation.
- [XX] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [XX] (o) Independent Auditors' Report of Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Account Pursuant to rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).*



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

4520 East West Highway • Suite 300 • Bethesda, Maryland 20814-3319 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2001, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
February 6, 2002

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

TFG Equities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current assets		
Cash	$	13,561
Investments		3,300
Fixed assets		
Furniture, fixtures and equipment, net of accumulated depreciation of $8,534		1,097
Total assets	$	17,958

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable	$	772
Total liabilities		772
Stockholder's equity		
Common stock, $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,049,378
Accumulated deficit		(1,037,192)
Total stockholder's equity		17,186
	$	17,958

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF LOSS

Year ended December 31, 2001

Revenue		
Syndication and consulting fees	$	327,220
Interest income		924
Total revenue		328,144
Expenses		
Salaries and payroll taxes		559,450
Employee benefits		21,962
Depreciation		892
Dues and subscriptions		2,279
Legal and accounting fees		2,700
Office and administrative		8,780
Consulting		5,000
Travel and entertainment		25,589
NASD and other fees		6,021
Total expenses		632,673
Net loss	$	(304,529)

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Common Stock		Additional	Accumulated	
	Shares	Amount	paid-in capital	deficit	Total
Balance, beginning	5,000	$ 5,000	$ 749,378	$ (732,663)	$ 21,715
Capital contributions		-	300,000	-	300,000
Net loss		-	-	(304,529)	(304,529)
Balance, ending	5,000	$ 5,000	$ 1,049,378	$ (1,037,192)	$ 17,186

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities		
Net loss	$	(304,529)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation		892
Decrease in accounts payable		(36,491)
Net cash used in operating activities		(340,128)
Cash flows from financing activities		
Capital contributions		300,000
Net cash provided by financing activities		300,000
Net decrease in cash		(40,128)
Cash, beginning		53,689
Cash, ending	$	13,561

See notes to financial statements

TFG Equities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships, and in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

Investments

The partnership has determined that all of its investments are to be classified as available for sale, and are being carried at amortized cost which approximates fair market value at December 31, 2001.

Revenue Recognition

Fees are recognized by the Company when earned.

Fixed Assets

Fixed assets are carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method.

Income Taxes

No income taxes have been provided as the Company has elected to be taxed as an S corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Act of 1934 which requires that the aggregate indebtedness shall not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital was $12,789 and the required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .060%.

NOTE C - RELATED PARTY TRANSACTIONS

SFGP Limited Partnership, an affiliate of the Company, received reimbursements for payroll and payroll related costs. Such fees charged to operations during 2001 were $559,450.

SUPPLEMENTAL INFORMATION

TFG Equities, Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	17,186
Deduction and/or charges:		
Nonallowable assets from statement of financial condition and haircuts		
Fixed assets		1,097
Investments		3,300
Net capital	$	12,789
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Net capital		12,789
Excess net capital	$	7,789
Excess net capital at 100%	$	7,789
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	772
Ratio of aggregate indebtedness to net capital		6.036%

There are no material differences between the above computation and the Company's corresponding unaudited filing.

TFG Equities, Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

TFG Equities, Inc.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2001. This assessment has been paid as of December 31, 2001.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

4520 East West Highway • Suite 300 • Bethesda, Maryland 20814-3319 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
TFG Equities, Inc.

We have audited the financial statements of TFG Equities, Inc., as of and for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002.

In planning and performing our audit of the financial statements of TFG Equities, Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Fedder & Silverman

Bethesda, Maryland
February 6, 2002

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

TFG EQUITIES, INC.

DECEMBER 31, 2001

TFG Equities, Inc.

TABLE OF CONTENTS



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2002
354
WASH, D.C.